Exhibit 99.5

October 30, 2017

The Secretary / Executive Director

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub:	Appointment of Mr. Prasad R Menon as an Additional Director, categorized as Independent, on the Board of the Company

This is to inform you that Mr. Prasad R Menon has been appointed as an Additional Director, categorized as Independent, on the Board of Dr. Reddy’s Laboratories Ltd., for a period of five years, effective October 30, 2017. His appointment is subject to approval of shareholders.

Mr. Prasad R Menon is a chemical engineer from the Indian Institute of Technology (IIT), Kharagpur. Mr. Menon has over 40 years of diverse experience in some of the premier multinational and Indian companies in the chemical and power industry.

After a 20 years stint with chemical giant ICI, Mr. Menon went on to become Director, Technical, of Nagarjuna Fertilizers and Chemicals Limited, where he oversaw the construction and commissioning of the company’s urea fertilizer project in Kakinada.

In the year 2000, he took over as Managing Director of Tata Chemicals, and in 2006, he stepped outside the chemicals field to become Managing Director of Tata Power, from where he eventually retired in January, 2011.

Mr. Prasad R Menon is also a director on the Boards of - Axis Bank Ltd., SKF India Ltd., Tata Foundation, Singapore Tourism Board and Advisory Board of Sanmar Group.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary